November 26, 2019

Greg Halpern
Chief Financial Officer
Max Sound Corporation
3525 Del Mar Heights Road #802
San Diego, CA 92130

       Re: Max Sound Corporation
           Form 10-K & Forms 10-K/A for the Fiscal Year Ended December 31, 2018 Filed March 29, 2019, November 1, 2019 and November 19, 2019
respectively
           Form 10-Q for the Quarter Ended September 30, 2019
           Filed November 19, 2019
           File No. 000-51886

Dear Mr. Halpern:

       We have reviewed your November 19, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2019

Independent Registered Public Accounting Firm

1. This is to inform you that Anton & Chia received a cease and desist order on September
      20, 2019 and have been denied the privilege of appearing or practicing before the
      Commission as an accountant
(https://www.sec.gov/litigation/admin/2019/34-87033.pdf).
      We further note that the firm's license has expired in all applicable states. As Anton
      & Chia is barred from practicing before the SEC, you may not include its audit report in your filings with the Commission on or after September 20, 2019. Since Anton & Chia audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year. Please file an
      Item 4.01 Form 8-K and include all the information required by that Item within four business days of receipt of this letter. In providing the information that Item 304 of
 Greg Halpern
Max Sound Corporation
November 26, 2019
Page 2
         Regulation S-K requires, please also indicate that the firms license has expired and that the SEC has implemented a cease and desist order.
2. Considering Anton & Chia is no longer licensed or able to practice before the
         Commission, please tell us what accounting firm reviewed the financial statements included in your September 30, 2019 Form, 10-Q. Refer to Rule 8-03 of Regulation S-X.
      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief at (202) 551-3499 if you have any questions.



FirstName LastNameGreg Halpern                                 Sincerely,
Comapany NameMax Sound Corporation
                                                               Division of
Corporation Finance
November 26, 2019 Page 2                                       Office of
Technology
FirstName LastName